Exhibit 99.1

Meihua International Medical Technologies Co., Ltd. Enters into Strategic Partnership with Getein Biotech Inc. to Jointly Produce and Sell Covid-19 Antigen Test Kits and IVDs

YANGZHOU, China, Jan. 11, 2023 /PRNewswire/ -- Meihua International Medical Technologies Co., Ltd. (“MHUA” or the “Company”) (NASDAQ: MHUA), a reputable manufacturer and provider of Class I, II and III disposable medical devices with operating subsidiaries in China, today announced the Company’s subsidiary Jiangsu Huadong Medical Device Industrial Co., Ltd (“Jiangsu Huadong”) has entered into a strategic cooperation agreement (the “Cooperation Agreement”) with Getein Biotech Inc. (“Getein Biotech,” SHA: 603387), to jointly produce and sell Covid-19 antigen test kits and other in vitro diagnostics (IVD) products.

Under the Cooperation Agreement, Jiangsu Huadong will serve as an exclusive production, research and development center for Getein Biotech in Northern Jiangsu Province, which will initially be dedicated to the production of Covid-19 antigen test kits, with the aim of producing other high-end IVD medical device products in the future. The Company recently completed a brand-new workshop, built in accordance with good manufacturing practices (GMP), that covers an area of more than 8,000 square meters with an additional 15,000 square meters of commercial warehousing space. The production base is equipped with 52 new fully automated Covid-19 antigen test kit production lines. Jiangsu Huadong will hire an additional workforce of more than 400 workers and 35 technology staff who will safeguard production of all products. The facility has obtained Class III medical device production certification, a requirement of the Jiangsu Provincial Food and Drug Administration of China, and will be ready to commence production after January 16, 2023.

Getein Biotech is China’s leading POCT kits maker and is among the key suppliers of Covid-19 antigen test kits who have recently obtained approvals from the China National Medical Products Administration for the production, marketing and sales of its products in China to provide an easy-to-use and cost-effective rapid diagnostic test for Chinese residents to contain the spread of Covid-19.

The exponential rise in Covid-19 cases during early December of 2022 followed by China’s announced relaxations in its pandemic control and prevention policies has led to a nationwide shortage of antigen test kits. As a result, sales of antigen test kits in China have increased by more than 300% during the first week of December 2022, according to media reports. Governments at all levels have also guided and even requisitioned antigen manufacturers to do their best to ensure the supply of Covid-19 antigen test reagents to meet the surging demand. In addition, as the virus is still mutating, we anticipate the market for virus detection and prevention products will keep expanding with strong demand in the next year. Covid antigen test products have been added to China’s resident welfare procurement protection program, so future sales of the product are expected to remain robust.

Mr. Yongjun Liu, Chairman of the Company, commented: “Rapid and highly sensitive Covid-19 detection will remain an essential global health demand in the coming years, and we are excited about this important collaboration with Getein Biotech to ensure MHUA will have sufficient product pipeline to prepare for the potential spread of any kind of major pandemics, and to shoulder our responsibility to help society to cope with the long-term presence of the Covid-19 pandemic.”

Mr. Xin Wang, CEO of the Company, commented: “We expect that the newly adjusted production lines will soon obtain relevant credentials for Class III medical device production and once manufacturing commences, we estimate the production capacity will reach three million kits per day. Based on current market prices, we anticipate that the new facility to produce a maximum of RMB150 million (US$22 million) worth of products per month (if calculated at peak capacity).

“In addition to Covid-19 antigen test products, the Company also plans to continue expanding our collaboration with Getein Biotech in other POCT IVD devices too, which is also well aligned with MHUA’s three-year strategic plan to upgrade our main product offerings from disposable medical devices to high-end devices and genetic IVD products, achieving sustainable high-quality development.”

About Getein Biotech Inc.

Getein Biotech, Inc. is a Chinese manufacturer of medical rapid test products. Founded in March 2002 and listed on China’s A-share market in 2017, Getein Biotech supplies professional Covid-19 testing solutions and produces cardiac markers rapid test kits, blood cell reagents, quantitative immunoassay analyzer, automated urine microscopy analyzer, advanced clinical diagnostic device and quantitative immunoassay analyzer. It has a R&D crew of over 400 staff and are BSI ISO 13485, CE certified and operates via 35 subsidiaries with products sold to more than 110 countries. For more information, please visit: https://www.getein.com/.

About Meihua International Medical Technologies Co., Ltd.

Meihua International Medical Technologies is a reputable manufacturer and provider of Class I, II, and III disposable medical devices with operating subsidiaries in China. The Company manufactures and sells Class I disposable medical devices, such as eye drop bottles, medicine bottles and anal bags, and Class II and III disposable medical devices, such as identification tape, gynecological examination kits, inspection kits, surgical kits, medical brushes, medical dressing, masks, disposable infusion pumps, electronic pumps and puncture kits, which products are sold under its own brands and also sourced and distributed from other manufacturers. The Company has received international “CE” certification and ISO 13485 system certification and has also registered with the FDA (registration number: 3006554788) for more than 20 products. The Company has served hospitals, pharmacies, medical institutions and medical equipment companies for over 30 years, providing more than 800 types of products for domestic sales, as well as 120 products which are exported to more than 30 countries internationally across Europe, North America, South America, Asia, Africa and Oceania. For more information, please visit www.meihuamed.com.

Forward-Looking Statements

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may,” “will,” “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following: the Company’s goals and strategies, the Company’s future business development and plans of future business development, financial conditions and results of operations, product and service demand and acceptance, reputation and brand, the impact of competition and pricing, changes in technology, government regulations, fluctuations in general economic and business conditions in China, and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the U.S. Securities and Exchange Commission (“SEC”). For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

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